Filed pursuant to Rule 433
Registration No. 333-223142-01

Free Writing Prospectus Dated March 18, 2019

Final Term Sheet

KENTUCKY UTILITIES COMPANY

$300,000,000 FIRST MORTGAGE BONDS, 4.375% SERIES DUE 2045

Issuer:	Kentucky Utilities Company

Issuance Format:	SEC Registered

Trade Date:	March 18, 2019

Settlement Date:	April 1, 2019 (T+10)

Title:	First Mortgage Bonds, 4.375% due 2045

Principal Amount

$300,000,000

The bonds will be part of the same series of bonds as the $250,000,000 aggregate principal amount of Kentucky Utilities Company’s 4.375% First Mortgage Bonds series due 2045, originally issued on September 28, 2015.

Stated Maturity Date:	October 1, 2045

Interest Payment Dates:	April 1 and October 1, commencing October 1, 2019

Annual Interest Rate:	4.375%

Price to Public:	101.845% of the principal amount per bond, plus accrued interest, if any, for the period from and including April 1, 2019 to but excluding, the date of issuance of the bonds

Benchmark Treasury:	3.375% due November 15, 2048

Benchmark Treasury Yield:	3.007%

Spread to Benchmark Treasury:	+125 basis points

Yield to Maturity:	4.257%

Optional Redemption:	Prior to April 1, 2045 (the “Par Call Date”), the bonds will be redeemable, in whole at any time or in part from time to time, at a redemption price equal to the greater of (i) 100% of the principal amount of the bonds being redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the bonds being redeemed that would be due if the Stated Maturity Date of such bonds were the Par Call Date (not including any portion of any payments of interest accrued to, but not including, the Redemption Date), discounted to the Redemption Date on a semi-annual basis at the Adjusted Treasury Rate, plus 25 basis points; plus, in either case, accrued and unpaid interest to the Redemption Date. On or after the Par Call Date, the bonds will be redeemable at a redemption price equal to 100% of the principal amount of the bonds being redeemed, plus accrued and unpaid interest to the Redemption Date.

CUSIP / ISIN:	491674BL0 / US491674BL00

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Mizuho Securities USA LLC MUFG Securities Americas Inc. RBC Capital Markets, LLC Scotia Capital (USA) Inc.

Co-Managers:	BMO Capital Markets Corp. BNP Paribas Securities Corp. BNY Mellon Capital Markets, LLC U.S. Bancorp Investments, Inc.

Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Bonds on the date hereof or the next seven succeeding business days will be required, by virtue of the fact that the Bonds initially will settle in T+10, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Bonds who wish to trade the Bonds on the date hereof or the next seven succeeding business days should consult their advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, Mizuho Securities USA LLC toll-free at 1-866-271-7403 or MUFG Securities Americas Inc. toll-free at 1-877-649-6848.